Park National Corporation
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
(740) 349-8451
April 28, 2009
Via EDGAR Transmission
Mr. Mark Webb
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561
RE: Response to follow-up phone request on April 23, 2009 concerning the review of Park National Corporation’s Form 10-K for the fiscal year ended December 31, 2008, filed February 25, 2009, File No. 001-13006
Dear Mr. Webb:
Management of Park National Corporation (“Park,” “we” or “our”) has reviewed the above-referenced request and offers the following example of our enhancements that we will make in the Annual Report for the fiscal year ending December 31, 2009 (the “2009 Annual Report”) concerning our disclosure pertaining to the allowance for loan losses:
The following disclosures are consistent with those included in our 2008 Annual Report:
Provision for Loan Losses
The provision for loan losses is the amount added to the allowance for loan losses to absorb future loan charge-offs. The amount of the loan loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historic and current loan loss experience and current economic conditions.
The provision for loan losses was $XX.X million in 2009, $70.5 million in 2008 and $29.5 million in 2007. Net loan charge-offs were $XX.X million in 2009, $57.5 million in 2008 and $22.2 million in 2007. The ratio of net loan charge-offs to average loans was X.XX% in 2009, 1.32% in 2008 and 0.55% in 2007.
The loan loss provision for Vision Bank was $XX.X million in 2009, $47.0 million in 2008 and $19.4 million in 2007. Net loan charge-offs for Vision Bank were $XX.X million in 2009, $38.5 million in 2008 and $8.6 million in 2007. Vision Bank’s ratio of net loan charge-offs to average loans was X.XX% in 2009, 5.69% in 2008 and an annualized 1.71% in 2007.
Park’s Ohio-based subsidiaries had a combined loan loss provision of $XX.X million in 2009, $23.5 million in 2008 and $10.1 million in 2007. Net loan charge-offs for Park’s Ohio-based operations were $XX.X million in 2009, $19.0 million in 2008 and $13.6 million in 2007. The net loan charge-off ratio for Park’s Ohio-based subsidiaries was X.XX% for 2009, 0.52% for 2008 and 0.39% for 2007.

At year-end 2009, the allowance for loan losses was $XXX.X million or X.XX% of total loans outstanding, compared to $100.1 million or 2.23% of total loans outstanding at year-end 2008 and $87.1 million or 2.06% of total loans outstanding at year-end 2007. In 2007, the loan loss reserve for Vision, $9.3 million, was added to Park’s allowance for loan losses.
Management believes that the allowance for loan losses at year-end 2009 is adequate to absorb probable incurred credit losses in the loan portfolio. See Note 1 of the Notes to Consolidated Financial Statements and the discussion under the heading “Critical Accounting Policies” earlier in the “Financial Review” section for additional information on management’s evaluation of the adequacy of the allowance for loan losses.
Management expects the loan loss provision for 2010 will be approximately $XX million and the annualized net loan charge-off ratio will be approximately X.XX%. This estimate could change significantly as circumstances for individual loans and economic conditions change.
A year ago, management projected the provision for loan losses would be $45 million in 2009 and the net loan charge-off ratio would be approximately 1.00%.
Table 7 — Summary of Loan Loss Experience (refer to Table 7 included in Park’s 2008 Annual Report, which will be updated for the 2009 Annual Report)
Table 8 — Allocation of Allowance for Loan Losses (refer to Table 8 included in Park’s 2008 Annual Report, which will be updated for the 2009 Annual Report)
As of December 31, 2009, Park had no significant concentrations of loans to borrowers engaged in the same or similar industries nor did Park have any loans to foreign governments.
Nonperforming Assets: Nonperforming loans include: 1) loans whose interest is accounted for on a nonaccrual basis; 2) loans whose terms have been renegotiated; and 3) loans which are contractually past due 90 days or more as to principal or interest payments but whose interest continues to accrue. Other real estate owned results from taking title to property used as collateral for a defaulted loan.
The percentage of nonperforming loans to total loans was X.XX% at year-end 2009, 3.74% at year-end 2008 and 2.57% at year-end 2007. The percentage of nonperforming assets to total loans was X.XX% at year-end 2009, 4.31% at year-end 2008 and 2.89% at year-end 2007.
Vision Bank had $XX.X million of nonperforming loans or XX.X% of its total loans at year-end 2009, compared to $94.7 million of nonperforming loans or 13.7% of its total loans at year-end 2008 and $63.5 million of nonperforming loans or 9.9% of its total loans at year-end 2007. Nonperforming assets totaled $XXX.X million for Vision Bank at year-end 2009, compared to $114.4 million at year-end 2008 and $70.5 million at year-end 2007. As a percentage of year-end loans, Vision Bank’s nonperforming assets were XX.X%, 16.6% and 11.0% for 2009, 2008 and 2007, respectively.
Park’s Ohio-based subsidiaries had $XX.X million of nonperforming loans at year-end 2009, compared to $73.1 million at year-end 2008. Nonperforming loans were X.X% and 1.9% of total loans for Park’s Ohio-based operations at year-end 2009 and 2008, respectively. Total nonperforming assets for Park’s Ohio-based subsidiaries were $XX.X million or X.X% of loans at year-end 2009 and $79.2 million or 2.1% of loans at year-end 2008.
Economic conditions began deteriorating during the second half of 2007 and continued throughout 2008 [and 2009]. Park and many other financial institutions throughout the country experienced a sharp increase in net loan charge-offs and nonperforming loans. Financial institutions operating in Florida (including Vision Bank) have been particularly hard hit by the severe recession as the demand for real estate and the price of real estate have sharply decreased.

Park’s lending management has reviewed closely all of the nonperforming loans and nonperforming assets as of December 31, 2009. Partial loan charge-offs of approximately $XX.X million have been recognized on nonperforming loans at year-end 2009. Approximately $XX.X million of these net loan charge-offs were recorded at Vision Bank.
Park had $XXX.X million of loans included on the watch list of potential problem loans at December 31, 2009 compared to $243.2 million at year-end 2008 and $208.8 million at year-end 2007. As a percentage of year-end total loans, Park’s watch list of potential problem loans was X.X% in 2009, 5.4% in 2008 and 4.9% in 2007. The existing conditions of these loans do not warrant classification as nonaccrual. However, these loans have shown some weakness and management performs additional analyses regarding a borrower’s ability to comply with payment terms for watch list loans.
Table 9 — Nonperforming Assets (refer to Table 9 included in the Park 2008 Annual Report, which will be updated for the 2009 Annual Report)
The following disclosures will be added to those set out above:
Our allowance for loan losses includes an allocation for loans specifically identified as impaired under Statement of Financial Accounting Standards No. 114. At December 31, 2009, loans considered to be impaired under this standard consisted substantially of commercial loans graded as “doubtful” and placed on non-accrual status, and totaled $XXX.X million, compared to $142.9 million at December 31, 2008. The specific allowance for loan losses related to these loans was $X.X million at December 31, 2009 and $8.9 million at December 31, 2008. This specific reserve is based on management’s best estimate of the fair value of collateral securing these loans or based on projected cash flows from the sale of the underlying collateral and payments from the borrowers. The amount ultimately charged-off for these loans may be different from the specific reserve as the ultimate liquidation of the collateral and/or projected cash flows may be for amounts different from management’s estimates.
We have listed in the table below the year-end 2008 and the quarterly and year-end 2009 information pertaining to the provision for loan losses, net loan charge-offs, nonperforming loans and the allowance for loan losses:

	Provision
	for Loan	Net Loan	Nonperforming	Allowance for
(In Thousands)	Losses	Charge-Offs	Loans	Loan Losses

Year-End 2008	$70,487	$57,501	$167,778	$100,088

March 2009	$12,287	$11,097	$166,673	$101,279

June 2009

Sept. 2009

Dec. 2009

Totals for 2009

When determining the quarterly loan loss provision, Park reviews the grades of commercial loans. These loans are graded from 1 to 8. A grade of 1 indicates little or no credit risk and a grade of 8 is considered a loss. Commercial loans with grades of 1 to 4 (pass-rated) are not considered to be of high credit risk. Commercial loans graded a 5 (special mention) are considered to be watch credits and a higher loan loss reserve percentage is used on these loans. Commercial loans graded 6 (substandard) are considered of higher risk and, as a result, a higher loan loss reserve percentage is used on these loans. Generally, commercial loans that are graded a 6 are considered for partial charge-offs. Commercial loans that are graded a 7 (doubtful) are shown as nonperforming and Park generally charges these loans down to their fair value by taking a partial charge-off. Any commercial loan graded an 8 (loss) is completely charged-off.
Historically, Park’s management has aggressively recorded partial charge-offs on nonperforming loans to write-down the loans to their fair value. As of December 31, 2009, management had taken partial charge-offs of approximately $XX.X million related to the $XXX.X million of commercial loans considered to be impaired, compared to charge-offs of approximately $30 million related to $142.9 million of impaired commercial loans at December 31, 2008. Park’s management has been quick to recognize a charge-off on a problem loan; however, there is a higher level of uncertainty when valuing collateral or projecting cash flows in Vision Bank’s Florida and Alabama markets due to their illiquid nature.
A significant portion of our allowance for loan losses is allocated to commercial loans classified as “special mention” or “substandard”. “Special mention” loans are loans that have potential weaknesses that may result in loss exposure to Park. “Substandard” loans are those that exhibit a well defined weakness, jeopardizing repayment of the loan, resulting in a higher probability that Park will suffer a loss on the loan unless the weakness is corrected. Our loss experience within the special mention and substandard categories of loans for the past five years has been X.XX% and X.XX%, respectively, of the principal balance of these loans. However, given the challenging economic conditions [and because our loss experience on these loans has been increasing], management has allocated X.XX%% and XX.X%, respectively, of the principal balance of these loans in the allowance for loan losses at December 31, 2009. This equates to an allocation of approximately $X.X million and $XX.X million, respectively, at December 31, 2009, to special mention and substandard loans. As always, management is working to address weaknesses in each of these loans that may result in loss. Actual loss experience may be more or less than the amount allocated.
Certification
The undersigned, the Chief Financial Officer of Park, acknowledges the following:
•	Park is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Park may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Please contact me at (740) 349-3792 with any questions.
Sincerely,
/s/ John W. Kozak
John W. Kozak
CFO
JWK: trm

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